UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 4)*
Nortech Systems Incorporated
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
656553 104
 (CUSIP Number)
Kyle S. Packer
1482 Aqua Vista Drive
Lawrenceburg, Indiana 47025
(513) 703-9311
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

Copies to:
Allison A. Westfall, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 579-6987
June 17, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle S. Packer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason R. Herr
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.04%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mutiny Fund I, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.27%**
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neal B. Jannol
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garry Anderly
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,855
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,855
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Pieper
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%**
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 656553 104
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tony Burlingame
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%**
14	TYPE OF REPORTING PERSON* IN
** Based on the Issuer's last filed Quarterly Report on Form 10-Q filed on May 4, 2016, the Issuer reported 2,747,831 aggregate shares of common stock outstanding.

Item 1.	Security and Issuer
This Statement on Schedule 13D Amendment No. 4 ("Amendment") amends and restates the Schedule 13D filed June 24, 2015 (as amended by Amendment No. 1 filed on July 7, 2015, and as further amended by Amendment No. 2 filed on July 30, 2015, and as further amended by Amendment No. 3 filed on August 20, 2015, collectively the "Schedule 13D") by Kyle S. Packer, Jason R. Herr, Paul B. Luber and Mutiny Fund I, LP (collectively, the "Original Reporting Persons") relating to the shares of the common stock, par value $0.01 per share (the "Common Stock") of Nortech Systems Incorporated, a Minnesota corporation whose principal executive offices are located at 7550 Meridian Circle N, Maple Grove, MN 55369 (the "Issuer"). The Original Reporting Persons as well as Neal B. Jannol, a United States citizen, Garry Anderly, a United States citizen, Keith Pieper, a United States citizen, and Tony Burlingame, a United States citizen, are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
(a)-(c) This Schedule 13D is being filed jointly by the following Reporting Persons:

•
Tony Burlingame, a citizen of the United States of America, whose principal residence address is 719 Shelby Dr. NE Bemidji, MN 56601 with a telephone number of (218) 333-1547.  Mr. Burlingame is the Controller at Anderson Fabrics Inc.

 (f) Mr. Burlingame is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The Reporting Persons acquired the combined 218,620 shares of the Issuer's Common Stock through open-market purchases using personal funds and, in the case of Mutiny Fund I, LP using personal funds of its limited partners.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
During the week of June 6, 2016, Mr. Packer was contacted by Mr. Tony Burlingame, a former Corporate Controller of the Issuer who at the time was unaffiliated with the Reporting Persons. Mr. Burlingame indicated that he had read the Schedule 13D filing and shared views similar to those expressed therein about the Issuer's leadership and agrees that with the right leadership, the Issuer has great potential. Mr. Burlingame expressed a desire to continue discussions regarding the Reporting Persons' efforts to effect change in the Issuer.
On June 14, 2016, the Reporting Persons formally asked Mr. Burlingame to join their Schedule 13(d) group, on the condition that Mr. Burlingame affirm to the Reporting Persons that at the time of entering such group, with respect to the Issuer, Mr. Burlingame was not aware of any material non-public information and that entry into the Schedule 13(d) group would not contravene or violate any other agreement to which Mr. Burlingame is a party. Mr. Burlingame accepted this offer and made the requested affirmations to the Reporting Persons.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
(c) During the sixty days prior to the date of this report, Mr. Burlingame effected the following transactions in the Issuer's Common Stock:
Date SharesTransaction TypePurchase Price
May 17, 2016    50    Acquisition $3.71/share
 (d) As of the date hereof, Tony Burlingame may be deemed to be the beneficial owner of 50 shares of Common Stock, constituting 0.002%, based upon 2,747,831 shares outstanding as of the date hereof (based on the Issuer's latest filed Quarterly Report on Form 10-Q filed as of May 4, 2016).
Item 7.	Material to Be Filed as Exhibits
99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.2	Power of Attorney for Kyle S. Packer (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.3	Power of Attorney for Jason R. Herr (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.3	Power of Attorney for Paul B. Luber (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.4	Power of Attorney for Mutiny Fund I, LP (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.5	Letter to Board of Directors and CEO of Nortech Systems Incorporated (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on June 24, 2015)

99.6	Restated Joint Filing Agreement (incorporated by reference to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and Neal B. Jannol on July 7, 2015)

99.7	Power of Attorney for Neal B. Jannol (incorporated by reference to Amendment No. 1 to the Schedule 13D filed by the Original Reporting Persons and Neal B. Jannol on July 7, 2015)

99.8	Second Restated Joint Filing Agreement (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons and Garry Anderly on July 30, 2015)

99.9	Power of Attorney for Garry Anderly (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Original Reporting Persons and Garry Anderly on July 30, 2015)

99.10	Third Restated Joint Filing Agreement (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons and Keith Pieper on August 20, 2015)

99.11	Power of Attorney for Keith Pieper (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the Original Reporting Persons and Keith Pieper on August 20, 2015)

99.12	Fourth Restated Joint Filing Agreement (filed herewith)

99.13	Power of Attorney for Tony Burlingame (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYLE S. PACKER

By: /s/ Kyle S. Packer
Date: June 17, 2016

JASON R. HERR

By: /s/ Jason R. Herr
Date: June 17, 2016

PAUL B. LUBER

By: /s/ Paul B. Luber
Date: June 17, 2016

MUTINY FUND I, LP

By: Mutiny Capital, LLC Its: General Partner

By: /s/ Kyle S. Packer
Its: Managing Member
Date: June 17, 2016

NEAL B. JANNOL

By: /s/ Neal B. Jannol
Date: June 17, 2016

GARRY ANDERLY

By: /s/ Garry Anderly
Date: June 17, 2016

KEITH PIEPER

By: /s/ Keith Pieper
Date: June 17, 2016

TONY BURLINGAME

By: /s/ Tony Burlingame
Date: June 17, 2016

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.